Exhibit 12.1

Mattson Technology, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousand of dollars)

	Years Ended December 31,					Nine Months Ended
	1998	1999	2000	2001	2002	September 29, 2002	September 28, 2003
Pre-tax income (loss) from continuing operations	$(22,030)	$(602)	$10,687	$(355,725)	$(94,418)	$(61,303)	$(29,298)

Fixed charges:
Interest expense	59	68	55	2,990	1,660	1,761	107
Rental expense (33%)	670	644	1,303	3,578	2,925	2,196	903

Total fixed charges	$729	$712	$1,358	$6,568	$4,585	$3,957	$1,010

Earnings:
Pre-tax income (loss) from continuing operations plus fixed charges	$(21,301)	$110	$12,045	$(349,157)	$(89,833)	$(57,346)	$(28,288)

Ratio of earnings to fixed charges	—	—	8.9	—	—	—	—

Due to the registrant’s loss in the years ended December 31, 2002, 2001, 1999 and 1998 and the nine months ended September 28, 2003 and September 29, 2002, the registrant must generate additional earnings of $94.4 million, $355.7 million, $0.6 million, $22.0 million, $29.3 million and $61.3 million, respectively, to achieve a coverage of 1:1.